Tenet's New Chinese Subsidiary to Manage Shipping and Transportation Platform

Toronto, Ontario--(Newsfile Corp. - October 7, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC Pink: PKKFF) ("Tenet" or the "Company"), an innovative AI service provider and operator of the Business Hub™, today announced that it has taken ownership control of Asia Synergy Transportation Hub ("ASTH"), the Company's latest Chinese subsidiary, which will now manage its recently launched Yun Fleet Platform ("Yun Fleet") shipping and transportation platform.

ASTH was created back in November 2021 when Tenet first began to look at the possibility of bringing Business Hub™ related services to China's freight and transportation industry. The Company initially took a minority position in ASTH with the understanding that it would become its majority owner once ASTH had acquired the necessary licences to operate in the industry and built a management and executive team with the knowledge and experience needed to succeed in the space.

Yun Fleet was launched back in March 2022 as part of Tenet's Business Hub™ in China to provide shipping and transportation opportunities to China's freight trucking industry resulting from transactions conducted on the Business Hub™. While the platform recorded its first activities shortly following its launch, the Company spent the past six months working with Yun Fleet's early adopters to ensure the platform would meet the needs of China's owner-operator truckers, whose trucks stand empty about 40% of the time without the opportunities provided by Yun Fleet. Having now taken control of ASTH, managed by a team of experts in China's freight trucking industry, Tenet now expects activity on the platform to immediately begin contributing to both its top and bottom lines.

Update on Canadian and Chinese Operations

Tenet also announced today that Company CEO Johnson Joseph will be granting a series of interviews and make appearances on various webcasts in the coming weeks to provide general updates on the Company's operations, its planned use of proceeds for its announced prospectus financing and discuss the upcoming expansion of the Business Hub™, including plans to launch in the US in 2023.

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology and artificial intelligence (AI) companies. All references to Tenet in this news release, unless explicitly specified, include Tenet and all its subsidiaries. Tenet's subsidiaries provide various analytics and AI-based services to businesses and financial institutions through the Business Hub™, a global ecosystem where analytics and AI are used to create opportunities and facilitate B2B transactions among its members. Please visit our website at: http://www.tenetfintech.com

For more information, please contact:

Tenet Fintech Group Inc.

Branka Petrovic, Investor Relations & Marketing
437-778-7238
bpetrovic@tenetfintech.com

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
312-261-6430
mark.schwalenberg@mzgroup.us

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Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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